Filed by Tyco International plc

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Johnson Controls, Inc.

Form S-4 File No.: 333-210588

Date: August 2, 2016

Explanatory Note: The following is a transcript of excerpts from a recording of Tyco International plc’s July 29, 2016 earnings call.

George Oliver—Tyco International PLC—CEO

Thanks, Antonella and good morning everyone. Before we get into the details of the quarter, let me provide a brief update on our proposed merger with Johnson Controls. Starting with slide 5, integration planning is in the final stages, and the teams are preparing to transition into the execution phase on day one.

In addition to the late May announcement of the senior executive team, we have since named the next layer of leadership, and we’ll continue building out the structure over the next several weeks. The Form S-4 was declared effective by the SEC in early July, and the Irish prospectus has been published. Additionally, we have received approval from all necessary antitrust authorities around the globe. With those boxes checked, we have scheduled our shareholder vote for August 17.

Given the progress we made on both the regulatory and integration planning front, we now expect to close the transaction on September 2. As I have stated many times, the more I learn about the complementary nature of these two organizations, and the value we can provide to our customers and shareholders as well as our employees, the more excited I become. We are weeks away from becoming one combined company, and we are ready to hit the ground running.

George Oliver—Tyco International PLC—CEO

Thanks, Robert. Before we open up the line for questions, I want to take a minute to personally thank the Tyco employees for their hard work and dedication, which for many spans more than a decade. Tyco has been through a significant transformation over the years. I am extremely proud of what we’ve accomplished in the four years post spin as the new Tyco. We have made significant strides in improving the fundamentals of the business, while maintaining a laser-like focus on driving innovation, commercial excellence, and maintaining the appropriate cost structure. Of course, none of this would have been possible, were it not for our passionate employees, the invaluable leadership and counsel of our Board members, and of course, the support of our investors.

In summary, the stage is now set for a successful transition into the execution phase of our day one plan with Johnson Controls. Going forward, we will maintain a similar laser-like focus throughout the integration process. I feel confident in our ability to achieve $1 billion in synergies in combined productivity which we laid out for you at EPG in May. And I look forward to speaking with you about our progress on future calls.

Thank you for joining us on the conference call this morning. And with that, operator, please open the line for questions?

QUESTION AND ANSWER

Steve Tusa—JPMorgan—Analyst

Okay. And then, just one last question. On these — you reaffirmed kind of the $1 billion of synergies, and you talk like you’ve dug in a little bit more here. What’s the potential for upside to those, given how conservative these look as a percentage of sales?

George Oliver—Tyco International PLC—CEO

First, I’d like to start by saying, I can’t say enough about Alex and the team and Johnson Controls, with the work that we’ve done, the way the teams have come together, and the teamwork that’s been displayed. There’s been tremendous integration planning that’s been completed. And at this stage, what I would say is that we’re confident that with what we’ve laid out EPG, we laid it out in three key buckets.

So the first bucket was, when you look at the combined company, about $2 billion of G&A costs. We’re confident that we’re going to be able to deliver about a 20% reduction on that cost base. A lot of that is the duplication of the public company costs.

When you look at the next bucket, it was mainly, what we call enhanced. It’s taking the progress that both companies have made in our cost of goods related to our procurement. And in addition to the progress that each of the businesses have made on a $12 billion buy, we see another $275 million of net savings, which is about another 2%. And what I would say, the team is working in that space, again very confident that we’ve got the plans in place, to be able to start to hit on that, starting on day one.

And the last piece, is the one that we’ve been working here. Most recently as we think about the business unit structure coming together, there’s about $8 billion of costs that’s in the field. And the teams are continuing to work through that, as we think about a more refined organization that will enable us, to not only get the cost synergies which we laid out to be about $225 million, or 3% reduction on that cost base, but also at the same time, be positioned to accelerate revenue.

So at this stage, what I would say is the work that has been done gives us tremendous confidence, that we’ll be able to deliver on the plan that we outlined at EPG. I think Alex and I both feel very good about where we are today, and then being positioned here on day one to hit the ground running. And what we plan to do is over time, is continue to give you an update on the progress we make. And then certainly, looking to try to, as we go forward, trying to do more. But at this stage, it’s hard to say that that’s where — where exactly we are with that.

Deane Dray—RBC Capital Markets—Analyst

And just on a forward-looking basis, wanted to hear your thoughts about the M&A outlook? And in particular, does the merger change in any way, the capital allocation towards deals, both in your discretion, the timing of deals? Any changes there, and then broadly how does that funnel look?

Robert Olson—Tyco International PLC—CFO

Yes, Deane, this is Robert. I think the way to look at this is, it’s going to be pretty similar to recent history that both Tyco and JCI have had. We’ve talked about the couple big deals that we’ve closed recently, a couple hundred million dollars each. We don’t have any big deals imminent. But I think we’ve also talked about how this is — the go-forward company is a very attractive company to look at value-enhancing acquisitions.

Deane Dray—RBC Capital Markets—Analyst

Great. And then, just to clarify, it looked like both corporate spending and restructuring came in a touch lighter. And was there a — do have you some additional color there?

Robert Olson—Tyco International PLC—CFO

Yes. I think that we’re very cognizant of the upcoming JCI merger, and we’re trying to drive productivity everywhere we can, in advance. So with regard to restructuring specifically, we think that there’s some really good opportunities once we merge to get efficiencies, and we’ll take full advantage of that. And so, rather than do something twice, we’ll just do it once, and do it very quickly.

Julian Mitchell—Credit Suisse—Analyst

Hi. Thank you. Just a question on the pro forma revenue base of the combined entity. So in January, the number was $32 billion. At EPG in May, it was $30 billion. I just wondered if there had been any more reductions to that pro forma number in the last couple of months?

Antonella Franzen—Tyco International PLC—VP of IR

No. I mean, that is your pro forma number. And the way to think about it, Julian, keep in mind, that it was more at a budget rate type number, the $32 billion. And keep in mind how currency has fluctuated throughout the year. So when you just take that all, kind at your current rate, to where you’re at that, that is the biggest piece of what that was.

Jeremie Capron—CLSA—Analyst

So George, you confirmed in May with Alex at EPG, that the cost synergy targets presented at the beginning of the year were on top of each company’s internal operational efficiency improvement programs. And obviously, at Tyco you’ve done a lot of work in the past few years, improving the cost structure in the US in particular. So I’m wondering, where are you seeing further upside over the next three years at Tyco alone, excluding the cost synergies you can generate with JCI?

George Oliver—Tyco International PLC—CEO

Sure. When we laid out our three year plan — or the second three year plan, it was over a year ago November, when we laid it out. We said that we were still positioned with the productivity initiatives to generate about $35 million of net productivity on an annual basis. And that was through all of our key productivity initiatives, continuing to drive savings on cost of goods, as we focused on the buy, a pretty significant buy, streamlining that, and getting leverage on the buy. It was continuing to simplify our footprint, not only North America, but also across Rest of World to be able to leverage our real estate footprint. And then, more important, with consolidation of the services that support that footprint.

And we were, as we now enter this merger, we were about halfway through the progress that we’re making, relative to really getting towards entitlement of that cost. And so, we’re continuing that activity, and in some cases accelerating that now with the planning that we’ve been doing with the integration with Johnson Controls. And that’s where you can get the additional savings above and beyond what was planned.

George Oliver—Tyco International PLC—CEO

So once again, I’d like to thank you for joining us for what was our last official earnings call as standalone Tyco. As we head into the merger and closing, I’m looking forward to working with Alex and our new leadership team. I have been continually impressed by the level of talent and depth of expertise demonstrated by the employees of Johnson Controls, and I have been extremely pleased by the way our teams have come together.

I would also like to thank Robert for his leadership and guidance over the last year. He quickly learned the business, and has made significant contributions to the team. He has been a strong partner to me on our journey, and I wish him the best in the future. I look forward to speaking with you on future calls, and at our Analyst Day on December 5 in New York.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction between Johnson Controls, Inc. (“JCI”) and Tyco International plc (“Tyco”), Tyco has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”) that includes a joint proxy statement of JCI and Tyco that also constitutes a prospectus of Tyco (the “Joint Proxy Statement/Prospectus”). The Registration Statement was declared effective by the SEC on July 6, 2016, and the definitive Joint Proxy Statement/Prospectus was first mailed to shareholders of JCI and Tyco on or about July 6, 2016. INVESTORS AND SECURITY HOLDERS OF JCI AND TYCO ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT JCI, TYCO, THE TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by JCI and Tyco through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by JCI by contacting JCI Shareholder Services at Shareholder.Services@jci.com or by calling (800) 524-6220 and may obtain free copies of the documents filed with the SEC by Tyco by contacting Tyco Investor Relations at Investorrelations@tyco.com or by calling (609) 720-4333.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, Tyco’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “plan,” “predict,” “project,” “forecast,” “guidance,” “goal,” “objective,” “prospects,” “possible” or “potential,” by future conditional verbs such as “assume,” “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.

Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction. Many factors could cause actual results to differ materially from these forward-looking statements, including, in addition to factors previously disclosed in Tyco’s reports filed with the SEC, which are available at www.sec.gov and www.Tyco.com under the “Investor Relations” tab, and those identified elsewhere in this communication, risks relating to the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations, the ability of Tyco and JCI to integrate their businesses successfully and to achieve anticipated synergies, changes in tax laws or interpretations, access to available financing, potential litigation relating to the proposed transaction, and the risk that disruptions from the proposed transaction will harm Tyco’s business.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

STATEMENT REQUIRED BY THE IRISH TAKEOVER RULES

The directors of Tyco accept responsibility for the information contained in this communication relating to Tyco and the directors of Tyco and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Tyco (who have taken all reasonable care to ensure such is the case), the information contained in this communication for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Lazard Frères & Co. LLC, which is a registered broker dealer with the SEC, is acting for Tyco International plc and no one else in connection with the proposed transaction and will not be responsible to anyone other than Tyco International plc for providing the protections afforded to clients of Lazard Frères & Co. LLC, or for giving advice in connection with the proposed transaction or any matter referred to herein.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION.

This communication is not intended to be and is not a prospectus for the purposes of Part 23 of the Companies Act 2014 of Ireland (the “2014 Act”), Prospectus (Directive 2003/71/EC) Regulations 2005 (S.I. No. 324 of 2005) of Ireland (as amended from time to time) or the Prospectus Rules issued by the Central Bank of Ireland pursuant to section 1363 of the 2014 Act, and the Central Bank of Ireland (“CBI”) has not approved this communication.

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